Via Facsimile and U.S. Mail
Mail Stop 4720

February 26, 2010

Mr. Frank W. Gay II
Chairman of the Board and Chief Executive Officer
Nutraceutical International Corp.
1400 Kearns Blvd., 2nd Floor
Park City, UT 84060

Re: **Nutraceutical International Corp.**
        Form 10-K Filed December 10, 2009
        Definitive Proxy Statement Filed January 8, 2010
        File No. 000-23731

Dear Mr. Gay:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed December 10, 2009

Item 1. Business, page 1

Business Strategy, page 1

1. On page 12, you disclose that over 85% of your sales are in the United States and that you are dependent to a large degree upon the success of the U.S. healthy foods channel well as the success of specific retailers in the U.S. healthy foods

channel. On page 2, you provide the names of Whole Foods Markets, Vitamin Shoppe, Vitamin World and GNC as examples of your retailers. If any retailer accounts for 10% or more of your revenues, please revise your disclosure to quantify the percentage of total sales attributable to that retailer. See Item 101(c)(vii) of Regulation S-K. If you have an agreement with any 10% or more retailer, please file a copy and revise your disclosure to describe the material terms of the agreement or provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on the agreement. Your disclosure of the material terms of the agreement should include, but is not limited to, any payment provisions, usage restrictions, exclusivity provisions, term and termination provisions.

Item 2. Properties, page 17

2. On page 15, you disclose that you are "dependent upon the uninterrupted and efficient operation of [your] manufacturing facilities in Ogden, Utah as well as Phoenix, Arizona." On page 17, you disclose that you have three manufacturing facilities that you lease. To the extent any of these leases are material, please file copies and disclose the material terms of these agreements, including, but not limited to, payment provisions, usage restrictions, term and termination provisions. Alternatively, please provide us with an analysis which supports your conclusion that these leases are not material leases. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Part II, page 18

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18

3. You have not included a copy of the performance graph required by Item 201(e) of Regulation S-K in your Form 10-K. Please confirm that a copy of this performance graph was included in your annual report to stockholders pursuant to Instruction 7 to Item 201(e) of Regulation S-K.

Definitive Proxy Statement Filed January 8, 2010

Compensation Discussion and Analysis, page 13

4. On page 14, you disclose that your Compensation Committee "utilizes publicly available compensation data and other survey data for national and regional companies in [your] industry and market." On pages 16-18, for each of your named executive officers you state that your Compensation Committee reviewed the compensation for "comparable companies." It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for your compensation decisions. Please provide us with draft

disclosure for your 2010 proxy statement which provides all the names of the companies included in these benchmarks. If you benchmarked against a survey in its entirety, you may provide the name of the survey. See Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

5. You disclose under "Performance-based Incentive Payments" general factors that may be included as a corporate objective without a specific discussion of the objectives that were established and communicated to your named executive officers. Although you disclose that you set an Adjusted EBITDA target, rather than disclosing the target, you disclose a range in which you set your target.   In addition, in your disclosure of each named executive officer's contribution under "2009 Executive Compensation Determinations," you state for each officer that your Compensation Committee looked at "the important role he performed in achieving overall corporate objectives." Please provide us with draft disclosure for your 2010 proxy statement which provides the following for your 2010 performance-base incentive payments:

- the corporate performance objectives and targets;
- disclosure that clarifies whether you establish and communicate individual performance objectives and targets; and
- if established and communicated, the individual performance objectives and targets.

Please also confirm that in your 2010 proxy statement you will discuss your Compensation Committee's evaluation of each objective at the end of the fiscal year and how the level of achievement will affect the actual bonuses to be paid. To the extent performance is evaluated without the use of pre-established objectives or goals, please confirm that you will describe the evaluation of the executive officer with specific factors that lead to the Committee's conclusions and describe how this evaluation will affect the actual bonuses to be paid. To the extent that the objectives are quantified, the discussion should also be quantified.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director